
July 8, 2009

Mr. Mark S. Zouvas
Chief Executive Officer
ReoStar Energy Corporation
3880 Hulen Street, Suite 500
Fort Worth, TX 76107

       Re: **ReoStar Energy Corporation**
               Form 10-KSB/A for the Fiscal Year Ended March 31, 2008
               Filed July 23, 2008
               Form 10-Q for Fiscal Quarter Ended December 31, 2008
               Filed February 13, 2009
               Response Letter Dated April 21, 2009
               Response Letter Dated June 4, 2009
               File No. 000-52316

Dear Mr. Zouvas:

      We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Engineering Comments on Form 10-KSB for the Fiscal Year Ended March 31, 2008

1.   We have reviewed your responses to our prior comments 9, 10, 14 and 16 and the memo dated May 27, 2009 from Forrest A. Garb & Associates to ReoStar Energy about the methodology and justification for the proved undeveloped reserves attributed to the polymer flood in the Corsicana field. We note the following:

- The pilot project upon which you are relying was small and limited in scope, was implemented in the 1980's on an offsetting lease and was never expanded to a larger project;

- There have been very few similar pilot polymer projects that have been expanded to full field projects and proven to be successful. This is in marked contrast to basic water-flooding or steam injection projects, which the industry has demonstrated thousands of times to be successful in the right applications; and

- It appears that the report prepared by Forrest A. Garb & Associates was more in the nature of a feasibility estimate rather than an estimate of proved reserves.

As a result, it does not appear that you have demonstrated the level of reasonable certainty necessary for the attribution of proved reserves. Please revise your reserve estimates accordingly or provide us with additional support for your conclusion of reasonable certainty regarding the proved undeveloped reserves that you attribute to that project despite its early stage of development.

2. At your earliest convenience, please submit, as electronic correspondence, your supplemental transmission to us on June 22, 2009 of the May 27, 2009 letter from Forrest A. Garb & Associates.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Mark S. Zouvas
ReoStar Energy Corporation
July 8, 2009
Page 3

       You may contact James Giugliano at (202) 551-3319, or Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

       Sincerely,

       H. Roger Schwall
       Assistant Director